Exhibit 99.1

Establishing A Global

Potash Business In Canada

“ This important transaction will accelerate BHP Billiton’s entry into the fertilizer industry and is consistent with our strategy of becoming a leading global producer of potash.

We believe that our offer is compelling to both PotashCorp and BHP Billiton shareholders and will also result in significant benefits to Canada, Saskatchewan, New Brunswick,

PotashCorp’s employees, customers and other key stakeholders.”

BHP Billiton Chairman – Jac Nasser

“ This is an exciting opportunity to acquire a portfolio of Tier 1 assets. It accelerates our stated strategy of becoming a leading global potash producer and further diversifies our portfolio by commodity, geography and customer.”

BHP Billiton Chief Executive Officer – Marius Kloppers

About BHP Billiton

BHP Billiton is the world’s largest diversified natural resources company with approximately 41,000 employees working in more than 100 operations in 25 countries. The company has significant positions in commodities such as aluminium, energy coal and metallurgical coal, copper, manganese, iron ore, uranium, nickel, silver and titanium minerals. It also has substantial interests in oil, gas, liquefied natural gas and diamonds. BHP Billiton Limited has a primary listing on the Australian Securities Exchange and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on London Stock Exchange. BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange. American Depositary Shares of both companies are also listed on the New York Stock Exchange. For the financial year ended 30 June 2009, BHP Billiton generated revenue of US$50.2 billion, attributable profit (excluding exceptional items) of US$10.7 billion and net operating cash flow of US$18.9 billion. BHP Billiton has a market capitalization of approximately US$188 billion (as at 16 August 2010).

About PotashCorp

PotashCorp is the world’s largest integrated fertilizer, related industrial and feed products company and the largest producer of potash world wide by capacity. The company is listed on both the Toronto Stock Exchange and the New York Stock Exchange and employs approximately 5,000 people. In 2009, PotashCorp estimated its potash operations represented 11% of global production and 20% of global potash capacity. PotashCorp owns and operates five potash mines in Saskatchewan and one in New Brunswick. PotashCorp also holds mineral rights at the Esterhazy mine in Saskatchewan. PotashCorp also has phosphate and nitrogen operations in several locations in the United States and in Trinidad. For the year ended 31 December 2009, PotashCorp had audited consolidated revenues of US$3,977 million, EBITDA of US$1,504 million and profit before taxation of US$1,071 million.

BHP Billiton’s track record in Canada

BHP Billiton has had business interests in Canada for almost 40 years, the most significant of which has been developing and operating one of the world’s premier diamond mines, the EKATI Diamond Mine in the Northwest Territories. BHP Billiton has invested approximately US$5 billion in Canada since EKATI operations began in 1998 and has created over 10,000 jobs. In that time, we have worked closely with governments in Canada and made significant contributions to Canadian communities, including those of Canada’s First Nations, providing substantial investment, employment and support for community programs. In 2009 alone, BHP Billiton made over C$2.9 million in contributions and commitments to Canadian communities. At EKATI, BHP Billiton has a consistently strong track record of meeting its commitments. Since 2000, the company has exceeded its environmental impact targets including those for the employment of First Nation and Northern workers. BHP Billiton believes the safety of its employees is central to the success of its business and is committed to delivering an illness and injury-free workplace. The company has targets to improve safety in all of its operations – at EKATI it has reduced the injury rate by over 47% in 2009 and by over 78% over the previous 5 years. During the recent financial downturn, BHP Billiton kept operating EKATI at full capacity and continued to fund community programs, reducing the impact of the economic volatility. In 2009, EKATI won the Mining Association of Canada’s “Towards Sustainable Mining” awards for External Outreach and Energy Use & Greenhouse Gas Emissions Management plans. The company also has offices in Vancouver, Yellowknife and Saskatoon.

BHP Billiton’s potash strategy

BHP Billiton believes that if long-term potash demand is to be met, investment is required to expand existing mines and build new, greenfield operations. BHP Billiton is studying a number of new potash mine projects in Saskatchewan. Its highest priority project is Jansen, which would be Canada’s first conventional underground greenfield potash mine since the 1980s and the first in Saskatchewan since 1970. Jansen is being planned to reach an eventual full production capacity of approximately 8 million metric tonnes of saleable potash per year. The project is nearing the end of its pre-feasibility study and is anticipated to progress to feasibility in the second half of 2010. The project would involve significant capital investment in Saskatchewan and create extensive employment opportunities within the province and elsewhere in Canada. BHP Billiton has allotted pre-commitment funding of US$240 million to support continued engineering study, regulatory permitting and completion of the ground freezing process. BHP Billiton’s and PotashCorp’s potash mining operations are a natural fit.

PotashCorp – part of a global business BHP Billiton PotashCorp Aluminium Base Metals Diamonds & Specialty Products Energy Coal Fertilizers Iron Ore Manganese Metallurgical Coal Petroleum Stainless Steel Materials BHP Billiton’s Commitment to Canada and Saskatchewan BHP Billiton intends to establish its global potash business in Canada and to base the President and management of the Canadian potash operations in Saskatchewan. BHP Billiton intends to identify and propose a Canadian nominee to stand for election to the BHP Billiton Board and expects to locate key management functions of PotashCorp in Canada. BHP Billiton plans to maintain current levels of employment at PotashCorp’s Saskatchewan and New Brunswick operations for the foreseeable future. BHP Billiton is committed to PotashCorp’s planned and previously announced capital programs and will continue to advance the previously announced Jansen project and evaluate its other greenfield opportunities. BHP Billiton seeks to invest 1% of its global pre-tax profits on a 3 year rolling average in community programs, last year committing US$197 million on a Group wide basis. It intends to bring PotashCorp’s community spending in line with this policy. BHP Billiton recognizes the significant and unique capabilities of PotashCorp’s businesses and its employees and is firmly committed to ensuring that PotashCorp’s businesses continue to play leading roles in the global fertilizer industry.

Details of the Offer

Compelling offer to PotashCorp shareholders Attractive opportunity for BHP Billiton shareholders Timing An all cash offer of US$130 per share for PotashCorp, valuing the company’s equity at approximately US$40 billion on a fully diluted basis Attractive premium of 20% to the closing price on 11 August 2010 and 32% to the volume weighted average trading price for the 30-trading day period ended on that date The offer provides PotashCorp shareholders with immediate liquidity and value certainty regarding the company’s growth potential Fully financed with committed credit facilities in place Minimum tender condition of more than 50% shares outstanding on a fully diluted basis Closing subject to regulatory approvals and other conditions The Offer is consistent with BHP Billiton’s strategy of investing in large, long-life, low-cost, expandable and export oriented assets Accelerates BHP Billiton’s entry into the fertilizer industry PotashCorp is a leading fertilizer producer with an attractive portfolio of assets The acquisition will enhance BHP Billiton’s commodity, geographic and customer diversification BHP Billiton remains committed to maintaining a solid A credit rating and preserving financial flexibility Leverages BHP Billiton’s global capability and experience in building, operating and expanding mining operations Expected to be EPS accretive in second full fiscal year following consolidation Offer to commence on 20 August 2010 Expiry date of 19 October 2010 FOR FURTHER INFORMATION AND CONTACT DETAILS VISIT www.bhpbilliton.com

Important Information The offer to purchase all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (“PotashCorp”) (the “Offer”) will be made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This document is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”). In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc will file with the Canadian securities regulatory authorities the Offer Materials and will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials. THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES WILL BE ABLE TO BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE TENDER OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 AND 1-866-851-3215 RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com, AND contactus@kingsdaleshareholder.com, RESPECTIVELY. While the Offer will be made to all holders of PotashCorp common shares, the Offer will not be made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction. This document contains information, including information relating to PotashCorp, that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information. Cautionary Statement Regarding Forward-Looking Statements This document may contain, in addition to historical information, certain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror and BHP Billiton to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied. Many of these risks and uncertainties relate to factors that are beyond BHP Billiton’s ability to control or estimate precisely, such as future market conditions, changes in regulatory environment and the behavior of other market participants. BHP Billiton cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. BHP Billiton disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, PotashCorp or the enlarged BHP Billiton Group following completion of the Offer unless otherwise stated. Non-GAAP Financial Information BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and EBITDA exclude any exceptional items. A reconciliation between Underlying EBIT and Profit from Operations is contained within the profit announcement, available at our website www.bhpbilliton.com. PotashCorp Financial Information PotashCorp results are presented in U.S. dollars and have been prepared in accordance with Canadian GAAP. In PotashCorp’s financial statements, EBITDA excludes the effects of items which primarily reflect the impact of long-term investment decisions. EBITDA has not been adjusted for the non-cash effects of the following items: (recovery) impairment of auction rate securities and gain on sale of assets. Financial information relating to PotashCorp has been extracted from PotashCorp’s financial statements without adjustment.